UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mandiant, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

562662106

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Delta Lower Holdings DE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,225
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS BTO FD Delta Holdings DE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Delta Lower Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Delta Holdings DE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS BTO Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS BTOA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,250,255
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,250,255
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,250,255
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS BTO FD Delta Holdings Manager L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Fund – FD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Tactical Opportunities Associates III – NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS BTO DE GP – NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 430,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 430,693
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,693
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,680,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,680,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,680,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,680,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,680,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,680,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562662106

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,680,948
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,680,948
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,680,948
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Mandiant, Inc., formerly known as FireEye, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on December 21, 2020, (the “Original Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Mandiant, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 601 McCarthy Blvd., Milpitas, CA 95035.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2022, Google LLC, a Delaware limited liability company, (“Parent”), Dupin Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, on and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”) and, as a result, the separate existence of Merger Sub will cease and the Issuer will continue its existence under the laws of the State of Delaware as the surviving corporation and as a wholly owned subsidiary of Parent (in such capacity, the “Surviving Corporation”). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 8, 2022.

In connection with the Merger Agreement, on March 7, 2022, Blackstone Delta Lower Holdings DE L.P. and BTO FD Delta Holdings DE L.P. (the “Blackstone Funds”) entered into a conversion, voting and support agreement with Parent and the Issuer (the “Merger Support Agreement”), pursuant to which they have agreed to vote their shares in favor of the matters to be submitted to the Issuer’s stockholders in connection with the Merger, subject to the terms and conditions set forth in the Merger Support Agreement.

The Merger Support Agreement will terminate upon the earliest to occur of the following: (a) the consummation of the Merger (including the occurrence of the effective time of the Merger), (b) the termination of the Merger Agreement in accordance with its terms and (c) the entry without the prior written consent of the Blackstone Funds into any amendment or modification of the Merger Agreement (as it exists on the date of the Merger Support Agreement) made in connection with a request from Parent, in each case, which results in a decrease in, or change in the composition of, or otherwise adversely affects the consideration payable to holders of Company Common Stock (as defined in the Merger Agreement) in connection with the Merger, which extends the Termination Date (as defined in the Merger Agreement) (beyond the latest date to which the Merger Agreement (as it exists as of the date of the Merger Support Agreement) contemplates extension of the Termination Date) or which modifies in any material respect Article II or Article VII of the Merger Agreement (as it exists on the date of the Merger Support Agreement) in a manner that is adverse to the Blackstone Funds. The foregoing description of the Merger Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Support Agreement, which is referenced as Exhibit F to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned is based on 233,826,926 shares of Common Stock outstanding as of February 23, 2022, as reported in the Annual Report on Form 10-K filed by the Issuer on March 6, 2022, plus any shares of Common Stock underlying shares of Series A Preferred Stock, as applicable.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (x) Blackstone Delta Lower Holdings DE L.P. directly holds 362,974 shares of Series A Preferred Stock, which are convertible into 22,250,255 shares of Common Stock, and (y) BTO FD Delta Holdings DE L.P. directly holds 7,026 shares of Series A Preferred Stock, which are convertible into 430,693 shares of Common Stock.

BTO FD Delta Holdings Manager L.L.C. is the general partner of BTO FD Delta Holdings DE L.P. Blackstone Tactical Opportunities Fund – FD L.P. is the managing member of BTO FD Delta Holdings Manager L.L.C. Blackstone Tactical Opportunities Associates III – NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund – FD L.P. BTO DE GP – NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Associates III – NQ L.P. Blackstone Holdings II L.P. is the managing member of BTO DE GP – NQ L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

Blackstone Delta Lower Holdings Manager L.L.C. is the general partner of Blackstone Delta Lower Holdings DE L.P. Blackstone Delta Holdings DE L.P. is the managing member of Blackstone Delta Lower Holdings Manager L.L.C. BTO Holdings Manager L.L.C. is the general partner of Blackstone Delta Holdings DE L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of each of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit F	Merger Support Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 9, 2022)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2022

BLACKSTONE DELTA LOWER HOLDINGS DE L.P.
By: Blackstone Delta Lower Holdings Manager L.L.C.., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James Title: Authorized Signatory

BLACKSTONE DELTA LOWER HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James Title: Authorized Signatory

BLACKSTONE DELTA HOLDINGS DE L.P.
By: BTO Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

BTO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Manager

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
By: BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BTOA L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management
L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management
L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BTO FD DELTA HOLDINGS DE L.P.
By: BTO FD Delta Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James Title: Authorized Signatory

BTO FD DELTA HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James Title: Authorized Signatory

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD L.P.
By: Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner
By: BTO DE GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES III – NQ L.P.
By: BTO DE GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BTO DE GP – NQ L.L.C.

By:	/s/ Christopher J. James
Name: Christopher J. James
Title: Chief Operating Officer

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Mandiant, Inc. – Schedule 13D/A]

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA).

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock, other than Jay O. Light who owns 2,500 shares of Common Stock.